

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 13, 2017

Gordon Lett
President
Killer Waves Hawaii, Inc.
PO Box 731
Lawai, HI 96765

> **Re:** **Killer Waves Hawaii, Inc.**
> **Post-Effective Amendment to Form S-1**
> **Filed December 21, 2016**
> **File No. 333-207765**

Dear Mr. Lett:

We have limited our review of your post-effective amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note that the shares of your common stock appear to be quoted on the OTC Pink. We further note your disclosure on the cover page that the selling shareholders may sell their shares at prevailing market prices or in privately negotiated transactions after the shares are quoted on the OTCMarkets, and on page 8 and elsewhere that they may sell shares at a price of $0.02 or at prevailing market prices or privately negotiated prices. Please confirm your understanding that OTC Pink does not constitute a market for purposes of the disclosure required by Item 501(b)(3) of Regulation S-K. We further note that at page 8 you indicate that you plan to attempt to have your shares quoted on the OTCQB following this offering. As such, please revise throughout to clarify that the selling shareholders will sell at a price of $.02 per share until your shares are quoted on the

Gordon Lett
Killer Waves Hawaii, Inc.
January 13, 2017
Page 2

OTCQB marketplace of OTC Link and thereafter at prevailing market prices or privately negotiated prices.

Executive Compensation, page 31

2. Please update your executive compensation disclosure to include the information for your recently completed fiscal year. Please refer to Item 402 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3210with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: James B. Parsons, Esq.